UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

     Q2 2020 Earnings PresentationAugust 3, 2020

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected amounts, payments and closing timelines for investments; business synergies from investments; project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; the impact of COVID-19 and the ongoing economic crisis; dividends; and various other factors, including those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the six-month period ended June 30, 2020 furnished on Form 6-K on the date hereof and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.The CAFD and other guidance incorporated into this presentation are estimates as of February 27, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2019 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Q2 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

Key Messages

No material impact from COVID-19 situation as of today; health and safety remains our first priority

3% year-over-year CAFD growth in H1 2020 up to $97.3 million

Additionally generated ~$143 million of one-off cash through a non-recourse refinancing in Q2 to finance growth

Adj. EBITDA incl. unconsolidated affiliates[1] decreased by 7.4% mostly due to FX and lower solar radiation in EMEA

Q2 2020 dividend of $0.42 per share

Continued executing on accretive growth strategy

- **Raised** a total of **$489 million[2]** for growth
- Exercised option to buy out **Solana's** tax equity investor. Closing expected in August, subject to customary conditions
- Closed the acquisition of **Chile PV I**, a 55MW solar asset through the Renewable Energy Platform created in Chile

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).
(2) This amount includes the ~$143 million of one-off cash generated in the second quarter 2020 referred to above.

3

     1. Financial Results  Sustainable Infrastructure

       First Half  US $ in millions     2020    2019    ∆ Reported    ∆ Excluding FX impact  Revenue    465.7    504.8    (7.7)%    (6.1)%  Adjusted EBITDA incl. unconsolidated affiliates1    380.1    410.5    (7.4)%    (5.5)%   Margin2    82%    81%          CAFD    97.3    94.5    +2.9%                        Cash generation fromproject debt refinancings in the period    143              HIGHLIGHTS+3% CAFD Growth in H1 2020  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 31).

 WATER  H1 2020  H1 2019  ∆  15.6  11.9  +31%  12.9  11.2  +15%  83%  94%    RENEWABLES  H1 2020  H1 2019  ∆  344.7  380.1  (9)%  275.1  301.4  (9)%  80%  79%    EFFICIENT NATURAL GAS  H1 2020  H1 2019  ∆  52.0  61.7  (16)%  47.8  54.3  (12)%  92%  88%    TRANSMISSION  H1 2020  H1 2019  ∆  53.4  51.1  +5%  44.3  43.6  +2%  83%  85%    By Sector  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA  NORTH AMERICA    H1 2020  H1 2019  ∆  157.9  164.5  (4)%  142.6  147.2  (3)%  90%  89%    SOUTH AMERICA  H1 2020  H1 2019  ∆  232.8  271.2  (14)%  177.7  205.8  (14)%  76%  76%      By Region  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 31).  H1 2020  H1 2019  ∆  75.0  69.1  +9%  59.8  57.5  +4%  80%  83%            HIGHLIGHTSPerformance by Sector and Region

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.GWh produced in the first half of 2020 includes 30% production from Monterrey since August 2019. Major maintenance overhaul in ACT held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per contract. Electric availability refers to operational MW over contracted MW.Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.Availability refers to actual availability divided by contracted availability.  WATER  RENEWABLES  TRANSMISSION          EFFICIENT NATURAL GAS      H1 2020    H1 2019  Availability6  102.0%    100.6%  Mft3 in operation2  17.5    10.5    H1 2020    H1 2019  GWh produced1  1,482      MW in operation2  1,551    1,496    H1 2020    H1 2019  GWh produced3  1,268      Electric availability4  101.7%    88.5%  MW in operation5  343    300    H1 2020    H1 2019  Availability6  99.9%    100.0%  Miles in operation  1,166    1,152  1,651  866  KEY OPERATIONAL METRICSSteady Operational Performance

Q2 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

CASH FLOW

Increasing Operating Cash Flow

US $ in millions	Second Quarter Q2 2020	Second Quarter Q2 2019	First Half H1 2020	First Half H1 2019
Adjusted **EBITDA** incl. unconsolidated affiliates[1]	**214.1**	**229.3**	**380.1**	**410.5**
Share in Adjusted **EBITDA** of unconsolidated affiliates	(4.0)	(2.0)	(7.5)	(4.1)
Net interest and income tax paid	(119.5)	(129.4)	(131.0)	(143.3)
Variations in working capital	(24.7)	(37.4)	(84.0)	(91.9)
Non-monetary adjustments and other	(3.2)	(8.3)	(9.2)	(22.1)
OPERATING CASH FLOW	**62.7**	**52.2**	**148.4**	**149.1**
INVESTING CASH FLOW[2]	17.6	(97.1)	16.8	(119.4)
FINANCING CASH FLOW	12.1	(39.8)	71.9	(84.4)
Net change in consolidated cash[3]	92.4	(84.7)	237.1	(54.7)

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 29).
(2) Includes proceeds for $7.4 million and $14.8 million for the six-month period ended June 30, 2020 and June 30, 2019 respectively, related to the amounts received by Solana in relation to the consent with the DOE.
(3) Consolidated cash as of June 30, 2020 increased by $226.0 million vs December 31, 2019 including FX translation differences of $(11.1) million.

8

Q2 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Conservative Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of **Jun. 30, 2020**	As of **Dec. 31, 2019**
Corporate Net Debt[2]	558.3	657.8
Project Net Debt[3]	4,497.5	4,355.6

2.3x

Corporate net debt / CAFD pre corporate debt service[4]

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by midpoint 2020 CAFD guidance before corporate debt service.

9

     2. Strategic Update  Sustainable Infrastructure

 GROWTH STRATEGYRaised over $400 million for growth  Exercised Solana option. Closing expected in AugustClosed Chile PV IOther opportunities  Weighted average cost of new financings and refinancings closed in 2020.  Average cost of new financings: 3.9%1  Cash generated from Project Debt Refinancings (non-recourse)  Total Funds Raised  NIFA 2020  Million USD

 DIVIDEND Q2 2020 Dividend1 of $0.42 per share  Quarterly dividends declared by the Board of Directors and paid during the following quarter.   On July 31, 2020, the Board of Directors declared a dividend of $0.42 per share corresponding to the second quarter of 2020 The dividend is expected to be paid on September 15, 2020, to shareholders of record as of August 31, 2020

     3. Appendix  Sustainable Infrastructure

Q2 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

STRATEGIC UPDATE

Healthy Balance Sheet and Strong Liquidity

Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term

Corporate Liquidity

>$500 million



500
400
300
200
100
0
530
279
Corporate Liquidity
Corp. Cash @ 30/06/20

Corporate Debt Maturities[1]

~5.0 years average maturity[1] of current corporate debt



RCF
23
26
156
424
322
158
2020
2021
2022
2023
2024
2025
2026
2027

- **RCF's maturities** in 2021 and 2022, we intend to seek renewal as usual
- **~$530 million** available **liquidity**, out of which $278.7 million is corporate cash as of June 30, 2020
- Corporate debt maturities in **2025, 2026** and **2027**

(1) Corporate Debt Maturites as of June 30, 2020, presented for their accounting amounts, pro forma of new debt issued in July 2020, presented for their notional amounts.

14

Q2 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

GROWTH STRATEGY

Project Debt Refinancings

Additional cash for acquisitions without increasing Corporate Debt

		Approx. Net Recap[1]
1 Helios Refinancing	▶ New approx. €326 million project debt to replace the previous one (approx. €250 million outstanding) and cancel legacy swaps ▶ Cost improvement: 1.9% interest cost vs. ~4.2% in the previous financing (with spread step-ups) ▶ Maturity extension: 17 year maturity vs. 7 year in the previous financing	**$30M**
2 Helioenergy New Project Debt	▶ Additional tranche of debt at the SPV with a private investor ▶ 3.0% interest cost ▶ Back-ended amortization with a 15 year maturity	**$43M**
3 Green Project Finance in Spain closed in Q2	▶ New debt in a holding of certain Spanish assets ▶ 3.1% interest cost ▶ 75% bullet in year 5 / 25% amortizing	**$143M**
Total cash obtained from non-recourse project financings and refinancings to be used in acquisitions:		**$216M**

(1) After refinancing fees and costs.

15

Q2 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

GROWTH STRATEGY

Corporate Debt Refinancings

Green Exchangeable Bond

The Green Bond Principles

- ✓ $115 million
- ✓ 5 year maturity
- ✓ 4% coupon
- ✓ Exchange rate equivalent to 34.36 per ordinary share
- ✓ Oversubscription
- ✓ Leveraging on our ESG focus
- ✓ In compliance with 2018 Green Bond Principles

NIFA 2020

- ✓ $158 million (€140 million)
- ✓ 7 year maturity
- ✓ 5.25% coupon
- ✓ Closing subject to exercising Solana option
- ✓ Private investor

16

Q2 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

CORPORATE DEBT DETAILS

Corporate Debt as of June 30, 2020

No significant maturities in the short term

US $ in millions[1]		Maturity	Amounts[2]
Credit Facilities	(2022 Revolving CF)	2022[3]	**156.4**
	(Other facilities)[4]	2020 / 2021	**48.8**
2019 NIFA[5] (€ denominated)		2025	**309.3**
Green Senior Secured Notes		2026	**322.5**
Total			**837.0**

New issuances in July 2020:

US $ in millions	Maturity	Amounts[8]
Green Exchangeable Bond[6]	2025	**115.0**
2020 NIFA[7] (€ denominated)	2027	**~158.0**

(1) Exchange rates as of June 30, 2020 (EUR/USD = 1.1234).
(2) Amounts include principal amounts outstanding and interests to be paid in the short term.
(3) As of June 30, 2020, the total amount drawn under our RCF was $172.3 million. Total RCF limit of $425 million, of which $37.5 million with maturity in 2021 and the rest in 2022.
(4) Other facilities include other credit lines, the commercial paper program issued in October 2019 and RCF line with maturity in 2021.
(5) NIFA means Note Issuance Facility Agreement. 2019 NIFA refers to the senior secured note facility dated April 30, 2019, of Euro equivalent of $300 million.
(6) Senior unsecured obligations dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica's election.
(7) 2020 NIFA refers to the senior secured note facility dated July 8, 2020, of €140 million (~$158 million as of signing date exchange rate) with closing expected in August 2020 subject to condition precedents.
(8) Aggregate principal amount.

17

Q2 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

ESG FOCUS

Good Progress on our ESG Commitments

Commitment to maintain 80% of our **revenues** generated from **low-carbon footprint** assets

Improved ESG Ratings in 2019

SUSTAINALYTICS

9.7 ESG Risk Score
"Negligible Risk"[1]

Performance	Rank	Percentile
Renewable Power Production	**1** out of 48	1st
Utilities	**1** out of 442	1st
Global Universe	**58** out of 12,228	1st

CDP DISCLOSURE INSIGHT ACTION

"B" rating[1]

- ✓ Rating issued in January 2020
- ✓ Risk score improved versus last year

Reduction of GHG Emissions



14%
2018
2019

- **14% reduction** of GHG emissions
- Reporting **Scope 1, 2** and **3**
- **4.7** million tons of CO2 emissions **avoided**[2]

Active Player in Green Financing

We have issued in the last 12 months:

- A **Green Exchangeable Bond**
- A **Green Project Finance Facility**
- A **Green Private Placement**

The Green Bond Principles

(1) According to Sustanalytics ESG Risk Rating Summary Report dated February 12, 2020 and CDP Score Report - Climate Change 2019. For further information please see both reports on our website.
(2) Calculated taking into account GHG emissions Scope 1 and 2 and energy generation of our power generation assets, both electric and thermal energy. The GHG Equivalences Calculator uses the Avoided Emissions and Generation Tool (AVERT) U.S. national weighted average CO2 marginal emissions rate to convert reductions of Kilowatt-hours into avoided units of carbon dioxide emissions.

18

Q2 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

LONG-TERM STABLE CASH FLOW

Strong Portfolio of Assets


Year
20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49
Chile TL3 49
ATS 44
Solana 43
ATN 41
Tenes 40
Mojave 39
Solaben 1 38
Solaben 6 38
Monterrey 38
Solaben 2 37
Solaben 3 37
Solacor 1 37
Solacor 2 37
Helios 1 37
Helios 2 37
Palmucho 37
Honaine 37
Helioenergy 1 36
Helioenergy 2 36
Seville PV 36
Melowind 35
Solnova 1 35
Solnova 3 35
Solnova 4 35
Kaxu 35
Quadra 1 35
Quadra 2 35
Palmatir 34
Cadonal 34
Skikda 34
PS 20 34
ATN 2 33
ACT 33
PS 10 32
Mini-Hydro 32
OF YEARS
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Project debt term
Contract term[2]
Weighted Average Life

PPAs with predefined prices for ~18 years on average[1]

Tails in most assets after debt amortization

Refinancing opportunities could increase CAFD in earlier years

Possibility to extend life in many assets (excluding ATN and ATS)

(1) Represents weighted average years remaining as of December 31, 2019, and includes the acquisitions of new assets announced as of June 30, 2020.

(2) Regulation term in the case of Spain and Chile TL3.

19

 Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    >$1.1B planned debt reduction in the next 4 years  FINANCING Self-Amortizing Project Debt Structure1  Project debt amortization schedule as of December 31, 2019.

 Includes cash classified in short-term financial investments as of December 31, 2019. Exchange rates as of June 30, 2020 (EUR/USD = 1.1234) and December 31, 2019 (EUR/USD = 1.1213).Restricted cash is cash which is restricted generally due to requirements of project finance lenders.  US $ in millions2  As of June 302020    As of Dec. 312019  Corporate cash at Atlantica  278.7    66.0  Existing available revolver capacity  251.0    341.0  Total Corporate Liquidity  529.7    407.0          Cash at project companies1  510.1    531.5   - Restricted3  323.4    373.6   - Other  186.7    157.9  LIQUIDITYStrong Liquidity Position1

Q2 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials US $ in thousands	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20
Revenues	**225,265**	**287,848**	**323,812**	**206,897**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**
Adj. EBITDA incl. unconsolidated affiliates	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,255**	**165,962**	**214,107**
Adj. EBITDA margin (%)	*79.8%*	*91.5%*	*83.7%*	*69.7%*	*82.3%*	*81.8%*	*80.9%*	*84.4%*	*76.6%*	*81.2%*	*78.9%*	*83.9%*
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(1,832)	(2,071)	(2,183)	(2,024)	(8,110)	(2,017)	(2,043)	(3,062)	(3,229)	(10,351)	(3,553)	(3,959)
Adjusted EBITDA	**177,968**	**261,388**	**269,005**	**142,246**	**850,607**	**179,089**	**227,309**	**244,606**	**160,200**	**811,204**	**162,409**	**210,148**
Dividends from unconsolidated affiliates	-	-	4,432	-	4,432	-	-	26,945	3,498	30,443	5,120	5,262
Non-monetary items	(8,839)	(60,629)	(14,755)	(15,057)	(99,280)	(14,632)	(7,729)	(10,288)	(4,783)	(37,432)	(4,334)	(3,683)
Interest and income tax paid	(26,760)	(133,844)	(29,212)	(143,721)	(333,537)	(13,925)	(129,405)	(24,339)	(131,845)	(299,514)	(11,436)	(119,517)
Principal amortization of indebtedness net of new indebtedness at projects	(17,647)[3]	(71,028)	(13,025)	(127,947)	(229,647)	(15,176)	(93,935)	(22,115)	(123,568)	(254,794)	(14,898)	(75,301)
Deposits into/withdrawals from debt service accounts [4]	(16,631)	(2,643)	(26,128)	4,205	(41,197)	21,461	25,564	(52,463)	4,721	(717)	32,921	17,605
Change in non-restricted cash at project companies[4]	(63,782)	85,444	(93,166)	93,857	22,352	(61,445)	69,866	(58,847)	119,707	69,281	(50,467)	31,257
Dividends paid to non-controlling interests	-	(6,787)	(2,958)	-	(9,745)	-	(5,105)	(18,978)	(5,156)	(29,239)	(4,915)	(9,246)
Changes in other assets and liabilities	(1,278)	(25,195)	(51,465)	85,499	7,562	(50,253)	(37,183)	(38,792)	27,271	(98,957)	(66,842)	(6,808)
Cash Available For Distribution (CAFD)	**43,031**	**46,706**	**42,728**	**39,082**	**171,547**	**45,119**	**49,382**	**45,729**	**50,045**	**190,275**	**47,558**	**49,717**
Dividends declared[1]	32,070	34,074	36,078	37,080	139,302	39,625	40,641	41,657	41,657	163,579	41,657	42,673
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662	101,601,662
DPS (in $ per share)	**0.32**	**0.34**	**0.36**	**0.37**	**1.39**	**0.39**	**0.40**	**0.41**	**0.41**	**1.61**	**0.41**	**0.42**
Debt details US $ in millions												
Project debt	5,533.8	5,218.8	5,214.7	5,091.1	5,091.1	5,076.4	4,997.4	4,931.3	4,852.3	4,852.3	4,777.2	5,007.6
Project cash	(604.5)	(504.9)	(609.6)	(524.8)	(524.8)	(546.7)	(469.0)	(568.5)	(496.8)	(496.8)	(535.3)	(510.1)
Net project debt	**4,929.3**	**4,713.9**	**4,605.1**	**4,566.3**	**4,566.3**	**4,529.6**	**4,528.4**	**4,362.8**	**4,355.6**	**4,355.6**	**4,241.9**	**4,497.5**
Corporate debt	657.3	639.0	641.8	684.1	684.1	697.5	689.6	686.4	723.8	723.8	807.3	837.0
Corporate cash	(151.4)	(152.3)	(135.1)	(106.7)	(106.7)	(107.9)	(107.0)	(73.2)	(66)	(66)	(154.9)	(278.7)
Net corporate debt	**505.9**	**486.8**	**506.7**	**577.4**	**577.4**	**589.7**	**582.6**	**613.2**	**657.8**	**657.8**	**652.4**	**558.3**
Total net debt	**5,435.2**	**5,200.6**	**5,111.8**	**5,143.6**	**5,143.6**	**5.119.3**	**5,111.0**	**4,976.0**	**5,013.3**	**5,013.3**	**4,894.4**	**5,055.8**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.3x**	**2.2x**	**2.3x**	**2.7x**	**2.7x**	**2.5x**	**2.5x**	**2.7x**	**2.9x**	**2.9x**	**2.4x**	**2.3x**

(1) Dividends are paid to shareholders in the quarter after they are declared.
(2) Ratios presented are the ratios shown on each earnings presentations.
(3) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in Mar'18.

(4) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform this presentation.

22

Q2 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue (US $ in thousands)	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q 19	FY 2019	1Q20	2Q20
by Geography												
NORTH AMERICA	61,781	110,534	122,309	62,553	357,177	60,441	104,095	109,378	59,052	332,965	59,283	98,648
SOUTH AMERICA	29,536	30,345	31,928	31,405	123,214	33,493	35,597	36,671	36,447	142,207	35,654	39,375
EMEA	133,948	146,969	169,576	112,938	563,431	127,518	143,646	147,325	117,790	536,280	115,466	117,321
by Business Sector												
RENEWABLES	167,225	224,988	259,922	141,422	793,557	156,817	223,269	229,742	151,261	761,090	150,793	193,881
EFFICIENT NAT. GAS	28,387	33,050	33,918	35,444	130,799	34,009	27,689	31,193	29,390	122,281	26,403	25,629
TRANSMISSION	23,840	24,063	24,018	24,076	95,998	24,867	26,231	25,926	26,429	103,453	26,608	26,787
WATER	5,813	5,747	5,955	5,954	23,468	5,759	6,149	6,511	6,209	24,629	6,599	9,047
Total Revenue	**225,265**	**287,848**	**323,813**	**206,896**	**1,043,822**	**221,452**	**283,338**	**293,373**	**213,289**	**1,011,452**	**210,403**	**255,344**

Adj. EBITDA incl. unconsolidated affiliates	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20
by Geography												
NORTH AMERICA	60,247	94,411	117,498	36,591	308,748	50,870	96,293	108,198	51,881	307,242	52,661	89,954
	97.5%	85.4%	96.1%	58.5%	86.4%	84.2%	92.5%	98.9%	88.8%	92.3%	88.8%	91.2%
SOUTH AMERICA[1]	24,180	25,067	26,987	23,999	100,233	28,212	29,252	30,293	27,589	115,346	28,422	31,380
	81.9%	82.6%	84.5%	76.4%	81.3%	84.2%	82.2%	82.6%	75.6%	81.1%	79.7%	79.7%
EMEA	95,373	143,979	126,703	83,681	449,736	102,024	103,807	109,177	83,959	398,968	84,879	92,773
	71.2%	98.0%	74.7%	74.1%	79.8%	80.0%	72.3%	74.1%	71.3%	74.4%	73.5%	79.1%
by Business Sector												
RENEWABLES	131,434	213,952	220,529	98,514	664,429	123,484	177,910	192,168	110,517	604,079	113,670	161,415
	78.6%	95.1%	84.8%	69.7%	83.7%	78.7%	79.7%	83.6%	73.1%	79.4%	75.4%	83.3%
EFFICIENT NAT. GAS	23,330	23,652	24,742	22,134	93,858	30,476	23,826	27,983	26,915	109,200	24,462	23,303
	82.2%	71,.6%	72.9%	62.4%	71.8%	89.6%	86.1%	89.7%	91.6%	89.3%	92.6%	90.9%
TRANSMISSION[1]	19,837	20,463	20,148	18,014	78,463	21,650	21,936	21,548	20,524	85,658	21,922	22,423
	83.2%	85.0%	83.9%	74.8%	81.7%	87.1%	83.6%	83.1%	77.6%	82.7%	82.4%	83.7%
WATER	5,199	5,392	5,769	5,608	21,967	5,496	5,680	5,969	5,473	22,619	5,908	6,966
	89.4%	93.8%	96.9%	94.2%	93.6%	95.4%	92.4%	91.7%	88.1%	91.8%	89.5%	77.0%
Total Adj. EBITDA incl. unconsolidated affiliates[1]	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**	**163,429**	**821,556**	**165,962**	**214,107**
	79.8%	91.5%	83.7%	69.7%	82.3%	81.8%	80.9%	84.4%	76.6%	81.2%	78.9%	83.9%

(1) Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates.

23

Q4 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20
RENEWABLES[1]	(MW)	1,446	1,446	1,446	1,496	1,496	1,496	1,496	1,496	1,496	1,496	1,496	1,551
EFF. NATURAL GAS[2]	(electric MW)	300	300	300	300	300	300	300	343	343	343	343	343
TRANSMISSION[1]	(Miles)	1,099	1,099	1,099	1,152	1,152	1,152	1,152	1,152	1,166	1,166	1,166	1,166
WATER[1]	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	17.5

Production / Availability		1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19	4Q19	FY 2019	1Q20	2Q20
RENEWABLES[3]	(GWh)	507	939	1,109	504	3,058	581	1,071	1,048	536	3,236	526	957
EFFICIENT NATURAL GAS[4]	(GWh)	547	554	613	603	2,318	383	483	615	694	2,090	644	624
	(electric availability %)[5]	97.9%	99.3%	101.3%	100.9%	99.8%	87.1%	89.9%	101.5%	101.4%	95.0%	102.4%	100.9%
TRANSMISSION	(availability %)[6]	100.0%	99.9%	100.0%	99.8%	99.9%	99.9%	100.0%	99.9%	100%	100%	99.9%	99.9%
WATER	(availability %)[6]	99.1%	102.6%	103.7%	102.5%	102.0%	99.8%	100.6%	103.6%	100.1%	101.2%	101.8%	102.2%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.
(3) Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% production from Monterrey since August 2019. Major maintenance overhaul held in ACT in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per the contract.
(5) Electric availability refers to operational MW over contracted MW.
(6) Availability refers to actual availability divided by contracted availability.

24

       1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  3Q19  4Q19  FY 2019    1Q20  2Q20                                     US     18.8%  39.9%  38.9%  15.0%  28.2%    15.2%  39.8%  35.2%  16.3%  26.6%    18.2%  37.5%   Spain     8.8%  20.8%  30.6%  7.3%  16.9%    12.1%  26.7%  27.2%  6.7%  18.2%    8.0%  22.1%   Kaxu    36.9%  27.6%  29.9%  50.0%  36.0%    48.7%  27.8%  27.5%  45.4%  37.3%    28.9%  8.6%                                  WIND2 Uruguay     31.2%  34.5%  42.3%  40.7%  37.2%    33.0%  36.3%  40.9%  38.0%  37.2%    34.6%  40.8%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEWCapacity Factors

Q2 2020 Earnings Presentation

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90% Denominated in USD

SECTOR



- 69% Renewable
- 15% Transmission & Transport.
- 13% Efficient Natural Gas
- 3% Water

GEOGRAPHY



- 45% North America
- 35% Europe
- 12% South America
- 8% RoW

~ **90%** of long-term interest rates in projects are fixed or hedged[2]

(1) Based on CAFD estimates for the 2020-2024 period, including the acquisitions announced. See "Disclaimer – Forward Looking Statements".
(2) Including the effect of currency swap agreements.

26

Q2 2020 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of June 30, 2020

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%[2]	USA (Arizona)	280 MW	APS	A-/A2/A-	23	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BB-/WR/BB	19	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	17/17	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	17/17	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	12/14	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	17/17	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	15/15/15	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	18/18	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	16	EUR
	Kaxu		51%	South Africa	100 MW	Eskom	BB-/Ba1/BB[3]	15	ZAR
	Chile PV I		36%	Chile	55 MW	n/a	n/a	n/a	USD[5]
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	14	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	14	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	13	USD
EFFICIENT NATURAL GAS	ACT		100%	Mexico	300 MW	Pemex	BBB/Ba2/BB-	13	USD[5]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	18	USD[5]
ELECTRICAL TRANSMISSION	ATN		100%	Peru	379 miles	Peru	BBB+/A3/BBB+	21	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	24	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	13	USD[5]
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	15/15	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa1 /A-	17	USD[5]
	Chile TL3		100%	Chile	50 miles	CNE	A+/A1/A	Regulated	USD[5]
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	14	USD[5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	17	USD[5]
	Tenes		51%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	20	USD[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of August 3, 2020.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.

27

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

Q2 2020 Earnings Presentation

RECONCILIATION

Atlantica Sustainable Infrastructure

Reconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30, 2020	For the three-month period ended June 30, 2019	For the six-month period ended June 30, 2020	For the six-month period ended June 30, 2019
Profit/(loss) for the period attributable to the Company	**$ 12,340**	**$ 25,913**	**$ (28,171)**	**$ 16,956**
Profit attributable to non-controlling interest	(267)	524	1,979	5,791
Income tax	13,618	17,463	3,471	27,040
Share of loss/(profit) of associates carried under the equity method	(2,259)	(1,529)	(1,591)	(3,352)
Financial expense, net	102,263	110,611	202,797	209,900
Operating profit	**$ 125,695**	**$ 152,982**	**$ 178,485**	**$ 256,335**
Depreciation, amortization, and impairment charges	84,454	74,327	194,073	150,063
Adjusted EBITDA	**$ 210,148**	**$ 227,309**	**$ 372,557**	**$ 406,398**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	3,959	2,043	7,512	4,060
Adjusted EBITDA including unconsolidated affiliates[1]	**$ 214,107**	**$ 229,352**	**$ 380,069**	**$ 410,458**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(3,959)	(2,043)	(7,512)	(4,060)
Dividends from equity method investments	5,262	-	10,382	-
Non-monetary items	(3,683)	(7,729)	(8,017)	(22,361)
Interest and income tax paid	(119,517)	(129,405)	(130,953)	(143,330)
Principal amortization of indebtedness	(75,301)	(93,935)	(90,199)	(109,111)
Deposits into/ withdrawals from restricted accounts	17,605	22,692	50,526	47,627
Change in non-restricted cash at project level	31,257	68,101	(19,210)	8,654
Dividends paid to non-controlling interests	(9,246)	(5,105)	(14,161)	(5,105)
Changes in other assets and liabilities	(6,808)	(32,546)	(73,650)	(88,271)
Cash Available For Distribution	**$ 49,717**	**$ 49,382**	**$ 97,275**	**$ 94,501**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.
(2) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior period has been recalculated to conform this presentation.

29

 RECONCILIATIONReconciliation of Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in thousands of U.S. dollars)    For the three-month period ended June 30          For the six-month period ended June 30,           2020    2019      2020     2019                      Net cash provided by operating activities    $ 62,722     $ 52,218       $ 148,407     $ 149,108  Net interest and income tax paid     119,517     129,405      130,953    143,329  Variations in working capital     24,672     37,418      84,005    91,926  Other non-cash adjustments and other    3,237     8,268      9,192    22,035  Adjusted EBITDA    $ 210,148      $ 227,309       $ 372,557      $ 406,398  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    3,959     2,043      7,512    4,060  Adjusted EBITDA including unconsolidated affiliates1    $ 214,107      $ 229,352       $ 380,069     $ 410,458

Q2 2020 Earnings Presentation

Atlantica Sustainable Infrastructure

RECONCILIATION

Reconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended June 30,				For the six-month period ended June 30,			
	2020		2019		2020		2019	
Revenue	**$**	**255,344**	**$**	**283,338**	**$**	**465,747**	**$**	**504,790**
Profit/(loss) for the period attributable to the Company	**$**	**12,340**	**$**	**25,913**	**$**	**(28,171)**	**$**	**16,956**
Profit attributable to non-controlling interest		(267)		524		1,979		5,791
Income tax		13,618		17,463		3,471		27,040
Share of loss/(profit) of associates carried under the equity method		(2,259)		(1,529)		(1,591)		(3,352)
Financial expense, net		102,263		110,611		202,797		209,900
Operating profit	**$**	**125,695**	**$**	**152,982**	**$**	**178,485**	**$**	**256,335**
Operating profit margin	**%**	**49.2**	**%**	**54.0**	**%**	**38.3**	**%**	**50.8**
Depreciation, amortization, and impairment charges		33.1		26.2		41.7		29.7
Adjusted EBITDA margin	**%**	**82.3**	**%**	**80.2**	**%**	**80.0**	**%**	**80.5**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates		1.6		0.7		1.6		0.8
Adjusted EBITDA Margin including unconsolidated affiliates[1]	**%**	**83.9**	**%**	**80.9**	**%**	**81.6**	**%**	**81.3**

(1) Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

31

Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: August 3, 2020	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer